

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010   September 2, 2008

Mark Alsentzer
Chief Executive Officer
Pure Earth, Inc.
One Neshaminy Interplex
Suite 201
Trevose, Pennsylvania 19053

> **Re: Pure Earth, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed August 8, 2008**
> **File No. 000-53287**

Dear Mr. Alsentzer:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your filing to include interim financial statements as of and through June 30, 2008 pursuant to Rule 8-08 of Regulation S-X and include a discussion of results of operations to discuss the quarter ended June 30, 2008.

Critical Accounting Policies and Estimates, Revenue Recognition, page 46

2. We have reviewed your response to comment 6 in our letter dated July 17, 2008 and note the following:
   - Your revenue recognition policy for your treatment and recycling segment states, "revenues are recognized upon completion of the treatment or the disposal of hazardous or non-hazardous soils and oil byproducts to a recycling outlet." Please tell us how this is consistent with your response on page 8, that, "the incurrence of this liability [accrued disposal costs], however, does not preclude the recognition of revenue prior to completing the disposal of the waste due to the fact that we are not under any obligation to the customer to dispose of this waste."
   - We note in your response related to the Treatment and Recycling segment, that you record accrued disposal costs representing the expected costs of

processing and disposing of clean and contaminated soils that have been received into the treatment facility. However, you have determined that the incurrence of this liability does not preclude the recognition of revenue prior to completing the disposal of the waste due to the fact that you are not under any obligation to the customer to dispose of this waste. Please explain your policy to us in consideration that GAAP, in general, requires that costs be recognized as expense in the period that the revenue with which they are associated is recognized, known as the matching principle.

Liquidity and Capital Resources, page 73

3. We note in your response to comment 13 in our letter dated July 17, 2008, that your revolving credit facility provides a lockbox mechanism whereby cash received by your operating subsidiaries is automatically swept into a lockbox account that is used to pay down amounts outstanding under the facility. In light of this arrangement and the mandatory prepayment feature of your credit facility contained in Section 2.12 of your credit agreement filed as Exhibit 10.7, please tell us your considerations of presenting the entire balance of your line of credit as a current liability pursuant to EITF 95-22.

Note 2 – Summary of Significant Accounting Policies, Goodwill and Intangible Assets – Indefinite Lives, page F-17

4. We appreciate your discussion of the key assumptions and rationale used in performing your impairment analysis in response to comment 26 in our letter dated July 17, 2008. Please provide us with your discounted cash flow analysis.

Note 3 – 2006 Acquisitions, page F-26

5. We note you have removed "independent" from your references to independent appraisals on page F-26 in response to comment 27 in our letter dated July 17, 2008. Although you have removed "independent", you still refer to the fair value of the net assets acquired being determined by an appraisal. As such, we repeat our prior comment that, you are not required to make reference to the outside consulting service, but when you do, you must also disclose the name of the outside consulting service. Refer to Section 436(b) of Regulation C.

Note 4 – Casie Group Acquisition, page F-28

6. We have reviewed your response to comment 29 in our letter dated July 17, 2008. Please expand your current disclosures in Note 4 to distinguish the shares of common stock that were issued in the Casie Group transaction with those that are publicly traded. For example, disclose that the shares issued in the Casie Group transaction were issued in a private placement transaction without any registration rights.

<u>Note 10 – Intangible Assets, page F-37</u>

7. We have reviewed your response to comment 32 in our letter dated July 17, 2008 and note your total assets in your Treatment and Recycling segment were $30,159,762 and $29,480,340 at December 31, 2007 and March 31, 2008, respectively. In your response to our prior comment 32, you have provided us your calculation to determine the Treatment and Recycling segment's estimated fair value, which is significantly lower than the carrying value of your total assets for this segment. As such, it appears that your total intangible assets assigned to the Treatment and Recycling segment would be impaired. In light of this, tell us your considerations of paragraph 7 and 8 of SFAS 144.

<u>Note 7 – Concentrations of Credit Risk, page F-78</u>

8. We note your revised disclosures in response to comment 31 in our letter dated July 17, 2008. Please expand your interim footnote to identify the segment or segments reporting the revenue for your major customers that represent 10% or more of your revenue pursuant to paragraph 39 of SFAS 131.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Ryan Rohn at (202) 551-3739 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Jeffrey M. Taylor
     Blank Rome LLP
     One Logan Square
     Philadelphia, Pennsylvania 19103